LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

TELEPHONE (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2028	vcangelosi@luselaw.com

November 10, 2022

Via EDGAR

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	First Seacoast Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 27, 2022
File No. 333-267398

To Whom it May Concern:

On behalf of First Seacoast Bancorp, Inc. (the “Company”), filed herewith is the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which has been marked pursuant to SEC Rule 472 in response to the Staff’s comment letter dated November 8, 2022. The Staff’s comments are reproduced below, followed by the Company’s responses.

Amendment No. 1 to Form S-1 filed October 27, 2022

Pro Forma Data

At and For the Year Ended December 31, 2021, page 54

1.    We note your response to comment 5 and are re-issuing the comment. Please explain your consideration, citing authoritative literature, to reflect an adjustment to the pro forma net income and pro forma earnings per share for the cost to withdraw from the defined benefit pension plan or whether there are any other continuing impacts associated with your withdrawal from the plan. In addition, revise your disclosure in footnote (4) to more fully describe the nature, calculation and assumptions involved in the savings from withdrawal from defined benefit plan adjustment.

The proposed conversion of First Seacoast Bancorp, MHC from mutual to stock form is governed by the rules and regulations of the Board of Governors of the Federal Reserve System (the “FRB”). The pro forma data disclosed in the Prospectus is required by the FRB’s Application for Conversion (Form FR MM-AC) and by the related Form FR MM-PS. The pro forma data is derived from the appraisal data, and related appraisal information, contained in the independent appraisal report prepared by the independent appraiser (Feldman Financial Advisors, Inc.). According to longstanding independent appraisal guidelines originally issued by the Office of Thrift Supervision (the “OTS”) in October 1994 (the FRB has since assumed regulatory jurisdiction from the OTS over federally-chartered mutual holding companies, like First Seacoast Bancorp, MHC), the independent appraisal should exclude non-recurring items to arrive at normalized earnings. Accordingly, given that the potential one-time cost to withdraw from the defined benefit pension plan would be a non-recurring item, the Company did not reflect a related adjustment to pro forma net income or pro forma earnings per share.

LUSE GORMAN, PC

U.S. Securities and Exchange Commission

November 10, 2022

Aside from the elimination of ongoing pension contribution expense should First Seacoast Bank actually withdraw from the defined benefit pension plan, there are no other continuing impacts associated with a withdrawal from the plan, and disclosure has been added to footnote (6) on page 55 of the Prospectus to that effect.

The disclosure associated with the elimination of ongoing pension contribution expense in footnote (4) on page 55 of the Prospectus has been revised in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Policies and Critical Accounting Estimates, page 58

2.    We note your response to comment 6 and re-issue this comment in part. In regard to the critical accounting policies and estimates for the calculation of the allowance for loan losses, please revise your disclosures to explain the qualitative adjustments made to the baseline estimate and how much each estimate and/or assumption has changed over the relevant period, as well as a sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation. For example, we note in your Comparison of Financial Condition on pages 63 and 66 that you made relevant adjustments to the qualitative factors in the measurement of the allowance for loan losses at June 30, 2022, December 31, 2021, and December 31, 2020.

The disclosure on page 58 of the Prospectus has been revised accordingly. The Company has included analysis of qualitative factor adjustments from December 31, 2021 to June 30, 2022 given that the coverage ratio (allowance for loan losses as a percent of total loans) increased during that period while it remained constant from December 31, 2020 to December 31, 2021.

FSB Wealth Management, page 93

3.    We note your response to prior comment 7. Consistent with your response, please balance your disclosure about the $85.6 million assets under management with disclosure of the revenues from wealth management services so that investors can see that wealth management services do not currently appear to be a material part of your business. Also, update the disclosure about FSB Wealth Management in the prospectus summary, MD&A overview, and business sections to clarify that wealth management services are not currently a material part of your business.

LUSE GORMAN, PC

U.S. Securities and Exchange Commission

November 10, 2022

The disclosures on pages 2, 56, 74 and 94 of the Prospectus have been revised accordingly.

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If you have any questions concerning this matter, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosure

cc:	Michael Henderson, SEC
Robert Klein, SEC
John Stickel, SEC
Susan Block, SEC
James R. Brannen, First Seacoast Bancorp, Inc.